UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

Entegra Financial Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

29363J108

(CUSIP Number)

December 31, 2019

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

x Rule 13d1(b)

o Rule 13d1(c)

o Rule 13d1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Gardner Lewis Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * [_] [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION 285 Wilmington – West Chester Pike, Chadds Ford, PA 19317
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 618,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 618,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9
12	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON Gardner Lewis Asset Management, Inc.
0 2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * [_] [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION 285 Wilmington – West Chester Pike, Chadds Ford, PA 19317
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 618,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 618,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Gardner Lewis Merger Arbitrage Ex Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * [_] [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION 285 Wilmington – West Chester Pike, Chadds Ford, PA 19317
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 480,505
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 480,505
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,505
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9
12	TYPE OF REPORTING PERSON PN

Item 1.

(a)	Name of Issuer:

Entegra Financial Corp.

(b)	Address of Issuer’s Principal Executive Offices:

14 One Center Court

Franklin, NC 28734

Item	2.

(a)	Name of Person Filing

Gardner Lewis Asset Management, L.P.

Gardner Lewis Asset Management, Inc.

Gardner Lewis Merger Arbitrage Ex Master Fund, Ltd.

(b)	Address of Principal Business Office

285 Wilmington – West Chester Pike, Chadds Ford, PA 19317

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, no par value

(e)	CUSIP Number: 29363J108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

[_] Broker or Dealer registered under Section 15 of the Act.

[_] Bank as defined in section 3(a)(6) of the Act

[_] Insurance Company as defined in section 3(a)(19) of the Act

[_] Investment Company registered under section 8 of the Investment Company Act

[X] Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

[_] Employee Benefit Plan or Endowment Fund in accordance with 240.13d-1(b)(1)(ii)(F)

[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3)

[_] Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

Gardner Lewis Asset Management, L.P. (“GLAM”)

Gardner Lewis Asset Management, Inc. (“GLAM GP”)

Gardner Lewis Merger Arbitrage Ex Master Fund, Ltd. (“Fund”)

The Fund is a private investment fund. GLAM is the investment manager of the Fund, and GLAM GP is the general partner of GLAM. W. Whitfield Gardner is the sole shareholder of GLAM GP.

GLAM advises private funds and client accounts.  GLAM GP is the general partner of GLAM. W. Whitfield Gardner is the sole shareholder of GLAM GP.

In its capacity as advisor to private funds and accounts, GLAM has voting authority and dispositive discretion over the securities of the Issuer described in this Schedule 13G that are owned by the private funds and client accounts advised by GLAM.  The pecuniary interest of all securities reported in this Schedule 13G is owned by the private funds and client accounts advised by GLAM.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, GLAM, GLAM GP and Mr. Gardner each disclaims beneficial ownership of all securities reported in this Schedule 13G.

(a) Amount beneficially owned:

618,482 shares of Common Stock by GLAM and GLAM GP

480,505 shares of Common Stock by the Fund

(b) Percent of class:

Approximately 8.9% for GLAM and GLAM GP and 6.9% for Fund as of the date of filing this statement. Based on 6,925,283 shares of Common Stock issued and outstanding as of September 30, 2019 as reported on the Issuer’s Form 10-Q filed on November 8, 2019.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: See Item 4(a) above.

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of : See Item 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Fund has granted to GLAM, as investment manager, the sole power to manage the Fund’s investments.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction have such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: February 14, 2020                                                    By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

                                                                                                Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: February 14, 2020                                                     By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

Chairman and CEO

Gardner Lewis Merger Arbitrage Ex Master Fund, Ltd..

Dated: February 14, 2020                                                      By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

Director

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.00 per share, of Entegra Financial Corp. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 14th day of February, 2020.

Gardner Lewis Asset Management, L.P.

By: Gardner Lewis Asset Management, Inc., its general partner

Dated: February 14, 2020                                                     By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

                                                                                                Chairman and CEO

Gardner Lewis Asset Management, Inc.

Dated: February 14, 2020                                                     By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

Chairman and CEO

Gardner Lewis Merger Arbitrage Ex Master Fund, Ltd.

Dated: February 14, 2020                                                      By: /s/ W. Whitfield Gardner

W. Whitfield Gardner

Director